

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2023

Zachary Wang
Chief Executive Officer
Aurora Technology Acquisition Corp.
4 Embarcadero Center, Suite 1449
San Francisco, California 94105

   Re: Aurora Technology Acquisition Corp.
     Preliminary Proxy Statement on Schedule 14A
     Response dated June 28, 2023
     File No. 001-41250

Dear Zachary Wang:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Industrial Applications and Services

cc: Ilan Katz, Esq.